                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
                                                                                               Twelve
                                                                                               Months
                                                        Year Ended December 31,                Ended
                                          1990       1991       1992       1993       1994    9/30/95
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 55,259   $ 52,933   $ 56,965   $ 53,771   $ 43,564   $ 43,409
  Interest on Other Long-term Debt. . .   33,170     30,202     26,330     23,504     24,725     24,680
  Interest on Short-term Debt . . . . .    1,282      2,564      1,614      1,085      1,883      1,681
  Miscellaneous Interest Charges. . . .    2,655      2,326      2,866      3,039      3,520      3,613
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   81,000     84,400     84,800     84,300     85,000     87,300
       Total Fixed Charges. . . . . . . $173,366   $172,425   $172,575   $165,699   $158,692   $160,683

Earnings:
  Net Income. . . . . . . . . . . . . . $118,420   $136,963   $123,983   $129,344   $157,502   $147,081
  Plus Federal Income Taxes . . . . . .   41,325     43,263     28,191     38,826     32,303     44,428
  Plus State Income Taxes . . . . . . .    5,760      6,760      1,547      7,492      6,063      6,814
  Plus Fixed Charges (as above) . . . .  173,366    172,425    172,575    165,699    158,692    160,683
       Total Earnings . . . . . . . . . $338,871   $359,411   $326,296   $341,361   $354,560   $359,006

Ratio of Earnings to Fixed Charges. . .     1.95       2.08       1.89       2.06       2.23       2.23